NEON BLOOM, INC

8860 Columbia 100 Parkway

Suite 216

Columbia, MD 21045

March 30, 2022

VIA EDGAR

Attorney Mindy Hooker

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re:	Neon Bloom, Inc.
Form 1-A: Request for Qualification
File No. 024-11767

Dear Ms. Hooker:

Neon Bloom, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Thursday, March 31, 2022, or as soon as practicable thereafter. We confirm that the State of Georgia is prepared to qualify the offering. We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Michael Elzufon Michael Elzufon CEO